

04013548

TED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......12.00	

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 14509

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING ___10/01/03___ AND ENDING ___09/30/04___

                MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Carl M. Hennig, Inc.

	OFFICIAL USE ONLY
	FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

206 North Main Street

(No. and Street)

Oshkosh	Wisconsin	54901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas A. Harenburg   (920) 231-6630

                                                (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Dunleavy & Company, P.C.

(Name – if individual, state last, first, middle name)

13116 South Western Avenue,	Blue Island,	Illinois	60406
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 0 7 2004
THOMSON
FINANCIAL

RECEIVED
NOV 2 9 2004

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

OATH OR AFFIRMATION

I, _____Thomas A. Harenburg_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____Carl M. Hennig, Inc._____ , as

of _____September 30, __, 20 04____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

NONE

_____

_____

_____

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION
AND INDEPENDENT AUDITORS' REPORT

SEPTEMBER 30, 2004

DUNLEAVY & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS
13116 SOUTH WESTERN AVENUE
BLUE ISLAND, ILLINOIS 60406

(708) 489-1680
Fax: (708) 489-1717

INDEPENDENT AUDITORS' REPORT

Board of Directors
Carl M. Hennig, Inc.

We have audited the accompanying statement of financial condition of Carl M. Hennig, Inc. as of September 30, 2004 that you are filing pursuant to rule 17a-5 under the Securities and Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit also includes assessing the accounting principles used and the significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Carl M. Hennig, Inc. as of September 30, 2004, in conformity with accounting principles generally accepted in the United States of America.

DUNLEAVY & COMPANY, P. C.
Certified Public Accountants

Blue Island, Illinois
October 29, 2004

CARL M. HENNIG, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2004

ASSETS

Cash and cash equivalents	$	85,485
Receivable from broker/dealers		89,520
Securities owned, at market or fair value		307,394
Secured demand notes receivable		100,000
Furniture, equipment and leasehold improvements, at cost, net of $175,986 accumulated depreciation		29,167
TOTAL ASSETS	$	611,566

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES

Accounts and commissions payable	$	58,155
Related party interest payable		133,166
Subordinated loan payable		100,000
Total Liabilities	$	291,321

SHAREHOLDERS' EQUITY

Common stock, no par value; authorized 2,000 shares; issued and outstanding 800 shares	$	80,000
Additional paid in capital		225,000
Retained earnings		15,245
Total Shareholders' Equity	$	320,245
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	611,566

The accompanying notes are an integral part of this financial statement.

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2004

NOTE 1 - SIGNIFICANT ACCOUNTING POLICIES

Organization - The Company was incorporated in the state of Wisconsin on December 9, 1968. The Company is registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. The Company's principal business activity is the sale of securities.

Long and Short Securities - Securities positions are valued at market value or at the estimated fair value, as determined by the Board of Directors. The resulting difference between cost and market (or fair value) is included in income.

Securities Transactions - Securities transactions of the Company including commission revenue and related expense are recorded on a trade date basis, which is the same business day as the transaction date.

Cash Equivalents - Cash equivalents are defined as certificates of deposit and U.S. government obligations with a maturity date, when acquired by the Company, of less than 90 days and those securities registered under the Investment Company Act of 1940 which are comprised of cash and other short-term debt instruments and are commonly referred to as "money market funds."

Deferred Income Taxes - Deferred income taxes are provided when income and expenses, principally relating to the valuation of investment securities, are recognized in different years for financial and tax reporting purposes.

Depreciation - Depreciation of furniture and equipment is provided for using various methods over five to seven year periods. Depreciation of leasehold improvements is provided using the straight-line method over a thirty-one year period.

Estimates - The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE 2 - SECURITIES OWNED

Securities owned consist of trading and investment securities at quoted market values or estimated fair values as illustrated below.

Equity securities at market value	$ 307,394
Warrants at estimated fair value	-0-
Total	$ 307,394

NOTE 3 - BANK LOANS

The Company has a $100,000 bank demand line of credit note that bears a fluctuating interest rate equal to the lending institution's prime rate less 0.50%. This demand note is collateralized by securities owned by the majority shareholder. These securities are also collateral for the secured demand notes on the statement of financial condition. At September 30, 2004, the Company owed no amounts to the bank regarding this note.

NOTE 4 - PROFIT-SHARING PLAN

The Company has a discretionary profit-sharing plan covering substantially all of its employees. For the year ended September 30, 2004, no contribution was made to the plan.

NOTE 5 - NET OPERATING LOSS CARRYFORWARD

The Company has yet unused a net operating loss carryforward for federal income tax purposes of $468,799 which expires on various dates beginning October 1, 2013.

NOTE 6 - NET CAPITAL REQUIREMENTS

As a registered broker/dealer and member of the National Association of Securities Dealers, Inc., the Company is subject to the Uniform Net Capital Rule, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At September 30, 2004 the Company's net capital and required net capital were $268,711 and $100,000 respectively. The ratio of aggregate indebtedness to net capital was 72%.

NOTE 7 - RELATED PARTY TRANSACTIONS

A majority shareholder and officer of the Company has provided office space to the Company during the year ended September 30, 2004 and charged the Company $16,800 for this service.

NOTE 8 - SHAREHOLDER AGREEMENT

An agreement exists between the shareholders in which the majority shareholder has the first right to buy all the shares of the minority shareholders at a price equal to book value should the minority shareholders decide to sell their shares.

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

The borrowing under a subordination agreement at September 30, 2004 is listed below. The subordinated lender is a shareholder of the Company.

Liabilities Pursuant to a Secured Demand
Note Collateral Agreement

8%, due September 30, 2005 $ 100,000

CARL M. HENNIG, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED SEPTEMBER 30, 2004

NOTE 9 - LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS - *(Continued)*

The subordinated borrowing is covered by an agreement approved by the NASD and is available in computing net capital under the Securities and Exchange Commission's Uniform Net Capital Rule. To the extent that such a borrowing is required for the Company's continued compliance with minimum net capital requirements, it may not be repaid.

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK

The Company and its customers enter into securities transactions that include selling securities they do not own (short securities) in which they will be obligated to purchase at a future date. These short securities transactions may expose the seller to risk in the event that the market price of these securities increases. The Company's amount of off-balance sheet risk with respect to short sales initiated on its own behalf, would be the amount required to purchase the equivalent securities at the increased market price. The Company's amount of risk with respect to short sales initiated on behalf of its customers is limited to situations in which the customer fails to meet their contractual obligation with respect to the transaction as mentioned in the succeeding paragraph.

To execute the aforementioned transactions, the Company has entered into an agreement with another broker/dealer (Clearing Broker/dealer) whereby the Company forwards (introduces) customer securities transactions to the Clearing Broker/dealer, fully disclosing the customer name and other information. The processing and, if applicable, any financing pertaining to the introduced transactions are performed by the Clearing Broker/dealer. The customer account is therefore maintained and recorded in the books and records of the Clearing Broker/dealer on the Company's behalf. Either party may terminate the agreement without cause upon ninety days' prior written notice. Pursuant to terms of the agreement, the Company is prohibited from entering into any other similar agreement unless it receives prior written approval from the Clearing Broker/dealer. The agreement has a thirty-six month initial term that began

NOTE 10 - CLEARING AGREEMENT WITH OFF-BALANCE-SHEET RISK - *(Continued)*

February 19, 2004 and will automatically renew for successive one year periods unless it is terminated. To assure the Company's performance under this agreement, the Company is required to maintain a $50,000 deposit with the Clearing Broker/Dealer. The Company is also required to maintain a $120,000 broker/dealer fidelity bond. Additional provisions of the agreement state that the Company is to be held responsible for any losses arising when the customers introduced by the Company to the Clearing Broker/Dealer fail to meet their contractual commitments pertaining to the purchase, sale and possible financing of securities transactions. The Company may therefore be exposed to off-balance-sheet risk in the event the customer is unable to fulfill its contracted obligations and it is necessary for the Clearing Broker/Dealer to purchase or sell the securities at a loss. The Company's exposure to risk would consist of the amount of the loss realized on the purchase or sale and any additional expenses incurred pertaining to the transaction or other customer activity.

NOTE 11 - STATEMENT OF CASH FLOWS

On January 31, 2004, a subordinated liability collateralized by a secured demand note expired.

NOTE 12 - LITIGATION

The Company has been named in a NASD arbitration brought on by another registered entity claiming, among other issues, that the Company wrongly received trail commissions totaling $6,125. The claimant seeks $64,500 in damages, plus interest and other costs incurred. The Company's management believes the allegations are without merit and will continue to vigorously defend itself.

NOTE 13 - LEASE COMMITMENTS

The Company leases office space at two locations. The main office lease is month to month as is disclosed in Note 7. The other office lease expires April 30, 2005. The expense for the year ended September 30, 2004 relating to this agreement was $3,575. Additional payments relating to this operating lease through the expiration date of April 30, 2005 will be $2,275.